Exhibit 99.106

COLLECTIVE MINING LTD.

Notice of Meeting

and Management Information Circular

for the Annual Meeting of Shareholders

to be held on June 27, 2024

Dated as of May 21, 2024

COLLECTIVE MINING LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of Collective Mining Ltd. (the “Company”) will be held virtually by way of Zoom video conference on Thursday, June 27, 2024 at 9:30 a.m. (Toronto time) for the following purposes:

(1)	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditor thereon;

(2)	to elect directors of the Company;

(3)	to appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor; and

(4)	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

TO ACCESS THE MEETING THROUGH ZOOM, SHAREHOLDERS WILL NEED TO DOWNLOAD THE APPLICATION ONTO THEIR COMPUTER OR SMARTPHONE AND ONCE THE APPLICATION IS LOADED, OPEN THE FOLLOWING LINK: https://us06web.zoom.us/j/86432367671?pwd=WtpXbwOnbBvVL3z1PXFavvGtAO02Cv.1. THE MEETING ID IS 864 3236 7671 AND THE PASSCODE IS 392771. THE MEETING WILL NOT BE HELD IN PERSON.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the “Circular”). The directors of the Company have fixed the close of business on May 21, 2024 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:30 A.M. (TORONTO TIME) ON JUNE 25, 2024, OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING, BY MAIL TO 301-100 ADELAIDE ST W, TORONTO ON, M5H 4H1, OR BY FAX VIA 416-595-9593 OR BY VOTING ONLINE AT WWW.VOTEPROXYONLINE.COM BY ENTERING THE 12 DIGIT CONTROL NUMBER FOUND ON THEIR FORM OF PROXY. SHAREHOLDERS MAY CONTACT TSX TRUST FOR ASSISTANCE VIA TOLL-FREE NUMBER AT 1-866-600-5869 OR EMAIL AT TSXTIS@TMX.COM.

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof, by mail to TSX Trust, 301-100 Adelaide St W, Toronto ON, M5H 4H1, or by fax via 416-595-9593 or via internet at www.voteproxyonline.com. To be effective, the attached proxy or voting instruction form must be received not later than June 25, 2024 at 9:30 a.m. (Toronto time).

DATED at Toronto, Ontario this 21st day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Ari Sussman”

Ari Sussman
Executive Chairman

1

COLLECTIVE MINING LTD.

82 Richmond St. E, Toronto, Ontario, M5C 1P1

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (“Management Information Circular”) is furnished in connection with the solicitation of proxies by the management and directors of Collective Mining Ltd. (the “Company”) for use at the annual meeting of the shareholders of the Company (the “Meeting”) at the time, place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by mail, telephone, in writing or in person by officers or other employees of the Company who will receive no compensation therefor in addition to their regular remuneration. If any, the cost of the solicitation is expected to be nominal and will be borne by the Company.

The Company may pay brokers or other persons holding common shares of the Company (“Common Shares”) in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Management Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Management Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

This Management Information Circular is being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent this Management Information Circular directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Voting

The Company does not intend to hold the Meeting in person. The Meeting will be held by way of Zoom video conference on Thursday, June 27, 2024 at 9:30 a.m. (Toronto time), and the Company invites shareholders to participate in that manner. To access the Meeting through Zoom, shareholders will need to download the application onto their computer or smartphone and once the application is loaded, open the following link: https://us06web.zoom.us/j/86432367671?pwd=WtpXbwOnbBvVL3z1PXFavvGtAO02Cv.1. The Meeting ID is 864 3236 7671 and the Passcode is 392771.

YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:30 A.M. (TORONTO TIME) ON JUNE 25, 2024, OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING BY MAIL TO 301-100 ADELAIDE ST W, TORONTO ON, M5H 4H1, OR BY FAX VIA 416-595-9593 OR BY VOTING ONLINE AT WWW.VOTEPROXYONLINE.COM BY ENTERING THE 12 DIGIT CONTROL NUMBER FOUND ON THEIR FORM OF PROXY.

Non-Registered Shareholders

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1 via internet at www.voteproxyonline.com.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Management Information Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 82 Richmond St. E, Toronto, Ontario, M5C 1P1, at any time prior to 9:30 a.m. (Toronto time) on the second last business day preceding the day of the Meeting or any adjournment thereof, (ii) with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, at any time prior to 9:30 a.m. (Toronto time) on the second last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such Common Shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the shareholders of the Company. As at the close of business on May 21, 2024, there were 68,194,373 Common Shares outstanding.

Record Date

The directors of the Company have fixed May 21, 2024 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting. Shareholders of the Company of record at the close of business on May 21, 2024, will be entitled to vote at the Meeting and at all adjournments thereof.

Ownership of Securities of the Company

To the knowledge of the directors and senior officers of the Company, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company except for the following shareholders:

Name	Holdings (1)(2)	Percentage (1)(2)
Ari Sussman(3)	10,958,600	16.1%
Pasquale Dicapo(4)	9,136,666	13.4%

Notes:

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information and/or furnished by the Shareholder listed above.
(2)	On a non-diluted basis.
(3)	The 10,958,600 Common Shares are held directly by Mr. Sussman, an entity over which Mr. Sussman exercises direction or control, and by Mr. Sussman’s spouse.
(4)	The 9,136,666 Common Shares are held directly by Mr. Dicapo and by entities over which Mr. DiCapo exercises direction or control.

PARTICULARS OF MATTERS TO BE ACTED UPON

(1)	Presentation of Financial Statements

The consolidated financial statements of the Company, together with the notes thereto, and the auditor’s report thereon, as at December 31, 2023, are available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca. These financial statements will be presented at the Meeting, but no vote thereon is required or expected.

(2)	Election of Directors

The board of directors of the Company (or the “Board”) currently consists of five directors and shareholders will be asked to approve the election of the persons named below. The table below and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof. Each director of the Company holds office until his or her successor is elected at the next meeting of the Company, or any adjournment thereof, or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	Holdings (1)
Ari Sussman Florida, USA Executive Insider	Executive Chairman and a Director	May 20, 2021	Executive Chairman of the Company (2021 to Present); and Chief Executive Officer and Director of Continental Gold Inc. (2010 to 2020)	10,958,600 Common Shares 350,000 Options
Paul Murphy (2)(3) Ontario, Canada Independent	Director	May 20, 2021	Chairman of Alamos Gold Inc. (2010 to Present)	338,667 Common Shares 240,000 Options
María Constanza García Botero (2)(3) Antioquia, Colombia Independent	Director	May 20, 2021	General Coordinator of Metrolineal (2021 to Present)	115,183 Common Shares 230,000 Options
Ashwath Mehra (2) Zug, Switzerland Independent	Director	September 7, 2021	Chief Executive Officer of ASTOR Management AG (2011 to Present)	1,369,100 Common Shares 430,000 Options
Angela María Orozco Gómez (3) Bogotá, Colombia Independent	Director	November 8, 2023	Consultant (2022 to Present); Minister of Transport and Infrastructure (2018 to 2022)	Nil Common Shares 210,000 Options

Notes:

(1)	The information as to Common Shares, or securities convertible into Common Shares, beneficially owned, not being within the knowledge of the Company, has been furnished by the nominees individually.
(2)	Member of the Audit Committee. Mr. Murphy is the Chair.
(3)	Member of the Compensation, Nominating and Corporate Governance Committee (the “CNCG Committee”). Ms. Orozco Gómez is the Chair.

As at the date of this Management Information Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 17,338,413 Common Shares, representing approximately 25.4% of the issued and outstanding Common Shares.

Bankruptcies, Orders, Management Cease Trade Orders, Penalties and Sanctions

Other than as disclosed herein, to the knowledge of the Company, no proposed nominee for election as a director of the Company:

(a)	is, as at the date of this Management Information Circular, or has been, within 10 years before the date of this Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order or similar order or an order denying the relevant company access to any exemptions under securities legislation, in effect for more than 30 consecutive days (any such order, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer; or

(b)	is, as at the date of this Management Information Circular, or has been within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting for Directors

The Board has adopted a majority voting policy (the “Majority Voting Policy”) stipulating that each director nominee must be elected by a majority of the votes cast by shareholders with respect to his or her election. If a director nominee is not elected by at least a majority of the votes cast, the nominee will submit his or her resignation promptly after the shareholders’ meeting to the Chairman of the Board. The Compensation, Nominating and Corporate Governance Committee (the “CNCG Committee”) will then assess all circumstances relating to this situation and, as the case may be, will recommend to the Board whether to accept the resignation of the nominee. The nominee cannot be present, participate or vote at the CNCG Committee and Board meetings (or part of the meetings) where the refusal or acceptance of his or her resignation is discussed. Once the Board has decided whether to accept a resignation pursuant to the Majority Voting Policy, the Company will promptly issue a news release with the Board’s decision and provide a copy to the Toronto Stock Exchange (the “TSX”). In the event the Board does not accept a resignation, it will include full reasons for its decision in the news release. The Majority Voting Policy does not apply in circumstances involving contested director elections.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect of the election of directors.

(3)	Appointment of Auditor

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of BDO Canada LLP (“BDO”), to serve as the auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditor’s remuneration as such. BDO was retained as auditor of the Company on January 11, 2024.

BDO was appointed as the auditor of the Company on January 11, 2024, upon the resignation of PricewaterhouseCoopers LLP (“PwC”), the predecessor auditor of the Company. In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a copy of the prescribed reporting package relating to the change of auditor is attached to this Management Information Circular as Schedule “B”, including the Company’s change of auditor notice and letters of acknowledgement from each of BDO and PwC. As noted in the reporting package, there were no “reportable events” (within the meaning of NI 51-102) and no modified opinion was expressed in PwC’s report on any of the financial statements of the Company relating to the period during which PwC was the auditor of the Company.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of the auditor, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of PwC to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the Directors to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Chief Executive Officer, Chief Financial Officer, and, if applicable, its three most highly compensated individuals acting as, or in a like capacity as, executive officers of the Company whose total compensation for the most recently completed financial year was individually equal to more than C$150,000 (the “NEOs” or “Named Executive Officers”), during the Company’s most recently completed financial year, being the 2023 financial year. The NEOs of the Company during the 2023 financial year were: (i) Omar Ossma, the Company’s President and Chief Executive Officer; (ii) Paul Begin, the Company’s Chief Financial Officer and Corporate Secretary; and (iii) Ari Sussman, the Company’s Executive Chairman.

Compensation, Governance and Nominating Committee

The CNCG Committee is appointed by the Board to assist in fulfilling its corporate governance responsibilities under applicable laws, to assist the Board in setting director and senior executive compensation, and make recommendations to the Board concerning the compensation of directors and the Company’s executive officers. CNCG Committee also has the responsibility of making recommendations concerning annual bonuses and grants to eligible persons under the Company’s incentive stock option plan (the “Stock Option Plan”). The directors of the Company, in consultation with the CNCG Committee, determine the level of compensation in respect of the executive officers of the Company.

The CNCG Committee is currently comprised of Angela María Orozco Gómez (Chair), María Constanza García Botero and Paul Murphy. All of the members of the CNCG Committee are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). See also “Statement of Corporate Governance – Compensation, Governance and Nominating Committee”.

Compensation Process

The Board relies on the knowledge and experience of the members of the CNCG Committee to set, review and recommend appropriate levels of compensation for senior officers. The CNCG Committee adopted a compensation process whereby it will review annually the total remuneration (including benefits) and the main components thereof for the officers and directors, and may compare such remuneration with that of peers in the same industry, and review periodically the Stock Option Plan, and consider these in light of new trends and practices of peers in the same industry. The CNCG Committee’s recommendations regarding director and officer compensation are presented to the Board for its consideration and approval. The Board is responsible for reviewing the compensation of members of senior management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Company.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Company’s executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Company’s senior officers is determined with regard to the Company’s business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with those of the shareholders. The CNCG Committee is focused on ensuring that the members of the senior management team successfully create significant value for the Company given their knowledge of the industry, their past execution track record and their demonstrated ability to work as part of a team in an entrepreneurial culture.

In the performance of its duties, the CNCG Committee is guided by the following principles:

●	establishing sound corporate governance practices that are in the interests of Shareholders and that contribute to effective and efficient decision-making;

●	offering competitive compensation to attract, retain and motivate the very best qualified executives in order for the Company to meet its goals; and

●	acting in the interests of the Company and the shareholders by being fiscally responsible.

Independent Compensation Consultants

For the year ended December 31, 2023, the Company did not engage an independent third-party executive compensation consultant to provide analysis and recommendations on NEO compensation.

Components of Compensation Program

The Company provides senior officers with base salaries that represent their minimum compensation for services rendered, or expected to be rendered. NEOs’ base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness, and the Company’s existing financial resources. Base salaries are reviewed annually by the CNCG Committee.

Base salary is a fixed element of compensation that is payable to each NEO for performing the specific duties of the position. The amount of base salary is determined through negotiation of employment terms with each NEO and is determined on an individual basis. While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally.

Base salaries are reviewed annually, at the beginning of each year, by the CNCG Committee or at such other time, as required.

Annual Incentive Compensation

The annual incentive program for the NEOs is based on their performance as a team against corporate objectives approved by the Board at the beginning of the financial year. NEOs are compensated such that their annual salary is a set amount, and their bonus is conditional and pro-rated on the achievement of the corporate objectives. The targets for annual incentive compensation for NEOs has been established as set out in the below table. Annual incentive compensation is made at the sole discretion of the Board, based on the recommendation of the CNCG Committee.

	Maximum Bonus	Maximum Bonus Calculated On
Named Executive Officer	(% of Annual Compensation)	Corporate Objectives	Personal Objectives
Ari Sussman	100%	100%	0%
Omar Ossma	50%	100%	0%
Paul Begin	75%	100%	0%

As part of its duties and responsibilities and in conjunction with year-end assessments, the CNCG Committee reviews the achievement of the Company’s objectives set at the beginning of the year, and assesses each element contained in the corporate objectives. The Company’s key objectives and the achievements for the year ended December 31, 2023 included: share price performance, social and environmental standards, safety culture, budgeting and finance and exploration success.

Assessment of 2023 Key Objectives by the CNCG Committee

The CNCG Committee assesses management’s performance based on a “team” basis. This approach fosters strong relationships among senior executives, to the long-term benefit of the shareholders. During the 2023 fiscal year, the CGNC Committee assessed management’s achievements as follows: share price performance (125%), social and environmental standards (100%), safety culture (87.5%), budgeting and finance (113%) and exploration success (125%) for a weighted average total of 110%. As at the date of this Management Information Circular, the CNCG Committee has not determined the 2024 annual incentives and no awards have been approved, granted or paid.

Long-Term Incentive Compensation

The Stock Option Plan is considered a long-term incentive plan of the Company. The Company’s long-term compensation program ensures the alignment of the NEOs with the shareholders and other stakeholders in the value creation process.

Stock Option Plan

On Jun 29 2023, shareholders approved the Stock Option Plan, which is designed to advance the interests of the Company by, among other things, encouraging stock ownership by certain eligible individuals, including employees, officers, and consultants of the Company. The Stock Option Plan is administered by the Board. The Stock Option Plan is as an integral component of the Company’s executive compensation arrangements. In general, stock options (“Options”) are granted, at the discretion of the Board, and generally fully vest within 24 to 36 months from the date of grant.

The Board believes that the grant of options to senior officers serves to align their interests with those of the shareholders and motivate the achievement of the Company’s long-term strategic objectives, which will benefit shareholders. Options may be awarded by the Board to directors, officers, employees and consultants of the Company, on the basis of the recommendation of the CNCG Committee. Option grants are based on a number of factors, including the individual’s level of responsibility and their contribution towards the Company’s goals and objectives. In addition, options may be granted in recognition of the achievement of a particular goal or extraordinary service. The Board considers, among other things, prior option grants and the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to grant any additional options, and the size of such grants.

A summary of the principal terms of the Stock Option Plan are more particularly described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” below.

Perquisites and Personal Benefits

The Company also provides basic perquisites and personal benefits to certain of its NEOs. These perquisites and personal benefits are determined through negotiation of an executive employment agreement with each NEO. While perquisites and personal benefits are intended to fit the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of perquisites and benefits. Currently a benefit program with life insurance and health benefits is offered to all NEOs.

Termination and Change of Control Benefits

For a description of the termination and change of control benefits provided by the Company to the NEOs, please see “Executive Compensation – Termination and Change of Control Benefits” below.

Compensation Risk Considerations

The CNCG Committee structures the components of the compensation program in order to generate adequate incentives to increase shareholder value in the long term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the CNCG Committee establishes the total compensation of the NEOs based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize shareholder value.

In respect of the fiscal year ended December 31, 2023, the fixed component of the NEOs’ compensation composed of the base salary with annual incentive compensation measured against the achievements of specific corporate objectives established by the CNCG Committee at the beginning of each year. The key objectives are set to position the Company for growth and to maximize shareholder value through the collective effort of the management team.

The CNCG Committee considers that the granting and vesting policies provide sufficient incentives to motivate NEOs in the long term to increase the overall value of the Company and thereby provide an adequate alignment of their interest with those of the Shareholders. Based on past practice, option grants generally fully vest within 24 to 36 months following the date of grant and have a five-year term. The CNCG Committee considers that these characteristics provide sufficient incentives to motivate the NEOs in the long term to increase the overall value of the Company and thereby provide an adequate alignment of their interest with those of the shareholders. See Assessment of 2023 Key Objectives by CNCG Committee.

The Company has not adopted any retirement plan or pension plan for its directors and officers.

Based on the review performed in the last financial year, no risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company were identified. The CNCG Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk-taking that would be reasonably likely to have a material adverse effect on the Company. The CNCG Committee will continue to monitor and review the Company’s compensation policies and practices annually to ensure that no component of the NEOs’ compensation constitutes a risk.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in the Common Shares on May 28, 2021 (being the first day that the Common Shares commenced publicly trading) against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Gold Index for the period ending on December 31, 2023. The Common Shares commenced trading on the TSXV on May 28, 2021 and remained on the TSXV until the Company graduated to the TSX on September 6, 2023, at which point the Common Shares were delisted from the TSXV and commenced trading on the TSX.

	May 28, 2021	December 31, 2021	December 31, 2022	December 31, 2023
Collective Mining Ltd.	100.00	96.72	83.61	138.69
S&P/TSX Composite Index	100.00	108.64	102.29	114.31
S&P/TSX Gold Index	100.00	89.29	90.48	94.39

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company in respect of the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021 in respect of the individuals who were, at December 31, 2023, NEOs.

					Non-equity incentive plan compensation
Name and Principal		Salary	Share-Based Awards	Option-Based Awards(1)	Annual Incentive Plans(2)	Long-term Incentive Plans	Pension Value	All Other Compensation(3)	Total compensation
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Ari Sussman	2023	287,499	Nil	146,913	292,928	Nil	Nil	20,628	747,968
Executive Chairman and a Director	2022	275,000	Nil	120,152	232,601	Nil	Nil	3,438	631,191
	2021	85,832	Nil	231,832	224,425	Nil	Nil	Nil	542,089
Omar Ossma	2023	182,818	Nil	146,913	110,000	Nil	Nil	6,252	445,983
President and Chief Executive Officer	2022	145,287	Nil	120,152	69,667	Nil	Nil	5,442	340,548
	2021	95,660	Nil	231,832	72,919	Nil	Nil	3,986	404,397
Paul Begin	2023	237,500	Nil	146,913	206,250	Nil	Nil	4,897	595,560
Chief Financial Officer and	2022	200,000	Nil	120,152	157,500	Nil	Nil	3,254	480,906
Corporate Secretary	2021	122,167	Nil	231,832	139,687	Nil	Nil	317	494,003

Notes:

(1)	The “grant date fair value” has been determined by using the Black-Scholes model. The Company has calculated the “grant date fair value” amounts for option values using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. The grant date fair value of the Options included in the table above was estimated using the Black-Scholes valuation model with the following assumptions: (a) for the Options granted in 2023, a weighted average period to expiry of 3.4 years; expected volatility of 63%, risk free interest rate of 3.68% and a dividend yield of nil; (b) for the Options granted in 2022, a weighted average period to expiry of 3.1 years, expected volatility of 87%, risk free interest rate of 3.28% and a dividend yield of nil; and (c) for the Options granted in 2021, a weighted average period to expiry of 2.9 years; expected volatility of 114%, risk free interest rate of 0.95% and a dividend yield of nil. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(2)	Amounts included under “Annual Incentive Plans” represents annual cash bonuses.
(3)	Amounts included under “Other Compensation” represents health benefits.

The following table provides information regarding the incentive plan awards outstanding for each NEO, as of December 31, 2023.

Outstanding Option-Based Awards

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ari Sussman	150,000	2.90	08-Dec-2026	199,500
	100,000	2.83	15-Dec-2027	140,000
	100,000	4.12	14-Dec-2028	11,000
Omar Ossma	150,000	2.90	08-Dec-2026	199,500
	100,000	2.83	15-Dec-2027	140,000
	100,000	4.12	14-Dec-2028	11,000
Paul Begin	150,000	2.90	08-Dec-2026	199,500
	100,000	2.83	15-Dec-2027	140,000
	100,000	4.12	14-Dec-2028	11,000

Note:
(1)	Calculated based on the difference between the market price of the Common Shares on Friday December 29, 2023 and the exercise price of the Options. The closing price of the Common Shares listed on the TSX on Friday December 29, 2023 was $4.23.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each of the NEOs of the Company, the value of all incentive plan awards that vested during the year ended December 31, 2023.

Name	Option-Based Awards-Value vested during the year (US$) (1)	Share-Based Awards-Value vested during the year (US$)	Non-Equity Incentive Plan Compensation-Value earned during the year (US$)
Ari Sussman	199,211	N/A	N/A
Omar Ossma	199,211	N/A	N/A
Paul Begin	199,211	N/A	N/A

Note:

(1)	The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Company’s Common Shares on the TSX on the vesting date less the option exercise price.

Option Exercise Gains realized by Executives

Between January 1, 2023 and December 31, 2023, no NEOs exercised Options other than Omar Ossma who exercised 250,000 Options which were expiring on December 16, 2023.

NEO Employment and Consulting Agreements

Other than as outlined below, the Company has no other arrangements that provide for payments to any of its NEOs.

Ari Sussman, Executive Chairman

Ari Sussman, the Company’s Executive Chairman, provides his services to the Company pursuant to the terms of an independent contractor agreement through his holding company, Lion Mining Services, Inc. (“Lion”). The agreement was formalized on May 21, 2021 and subsequently amended. Under the terms of the agreement, Lion is entitled to annual compensation of US$300,000 for the services of Mr. Sussman in connection with the provision of technical, administrative and office support. The agreement provides for a bonus of up to 100% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for a termination payout equal to the annual retainer, plus payment of the previous fiscal’s years bonus and one year of benefits. In the event of a change of control, the agreement provides that within 12 months of such change of control, and with either the Company or Lion electing to terminate the agreement, Lion will be entitled to a payment of US$1,800,000.

Omar Ossma, President and Chief Executive Officer

Omar Ossma, the Company’s President and Chief Executive Officer, provides his services to the Company in accordance with the terms of an employment agreement. The agreement was formalized on August 15, 2020 and amended on May 1, 2023. Under the terms of the agreement, Mr. Ossma is entitled to annual compensation of US$200,000. The agreement provides for a bonus of up to 50% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for, in the event that the Company elects to terminate the agreement for any reason other than cause, Mr. Ossma being entitled to one year’s salary, the prior year’s bonus and benefits as permitted by the Company’s insurer. In the event of a change of control, and if the Company elects to terminate the agreement, Mr. Ossma is entitled to payment of the sum of one year and a half of (A) salary, (B) bonus based on the current targeted bonus and (C) benefits.

Paul Begin, Chief Financial Officer and Corporate Secretary

Paul Begin, the Company’s Chief Financial Officer, provides his services to the Company in accordance with the terms of an employment agreement. The agreement was formalized on January 1, 2021 and amended on May 1, 2023. Under the terms of the agreement, Mr. Begin is entitled to annual compensation of US$250,000. The agreement provides for a bonus of up to 75% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for, in the event that the Company elects to terminate the agreement for any reason other than cause, Mr. Begin being entitled to one year’s salary, the prior year’s bonus and benefits as permitted by the Company’s insurer. In the event of a change of control, the agreement provides that within 12 months of such change of control, and with either the Company or Mr. Begin electing to terminate the agreement, Mr. Begin will be entitled to payment of the sum of two year’s (A) salary, (B) bonus based on the current targeted bonus and (C) benefits.

Termination and Change of Control Benefits

The following table outlines the estimated incremental payments that would be payable to each of the NEOs of the Company in the event of a change of control or termination without cause of each NEO on December 31, 2023.

Name	Estimated Change of Control Payment (US$)	Estimated Termination Without Cause Payment (US$)
Ari Sussman –Base Salary Bonus and Benefits	900,000 900,000	300,000 313,556
Omar Ossma – Base Salary Bonus and Benefits	300,000 234,378	200,000 116,252
Paul Begin – Base Salary Bonus and Benefits	500,000 384,794	250,000 211,147

COMPENSATION OF DIRECTORS

Non-Executive Directors’ Compensation

Compensation of directors of the Company is reviewed annually and determined by the CNCG Committee with input from independent third-party reports if and when needed. The level of compensation for directors is determined after consideration of various relevant factors, including input from independent third-party reports, the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors.

While the Board considers Option grants to directors under the Stock Option Plan from time to time to non-executive directors, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Stock Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, or any other such benefit programs for directors. In fiscal 2023, the Company granted an aggregate of 485,000 Options to non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to the non-executive directors of the Company in respect of the financial year ended December 31, 2023. Compensation disclosure relating to Ari Sussman, Executive Chairman of the Company, is included under the heading “Executive Compensation – Summary Compensation Table” as Mr. Sussman is a NEO of the Company.

					Non-equity incentive plan compensation
Name and Principal		Fees Earned	Share-Based Awards	Option-Based Awards	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All Other Compensation	Total compensation
Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Paul Murphy	2023	7,000	N/A	102,839	Nil	Nil	Nil	Nil	109,839
	2022	Nil	N/A	84,106	Nil	Nil	Nil	Nil	84,106
	2021	Nil	N/A	209,197	Nil	Nil	Nil	Nil	209,197
Ashwath Mehra	2023	6,000	N/A	95,494	Nil	Nil	Nil	Nil	101,494
	2022	Nil	N/A	78,099	Nil	Nil	Nil	Nil	78,099
	2021	Nil	N/A	484,953	Nil	Nil	Nil	Nil	484,953
María Constanza	2023	6,000	N/A	95,494	Nil	Nil	Nil	Nil	101,494
García Botero	2022	Nil	N/A	78,099	Nil	Nil	Nil	Nil	78,099
	2021	Nil	N/A	209,197	Nil	Nil	Nil	Nil	209,197
Angela María Orozco Gómez (2)	2023	1,742	N/A	308,840	Nil	Nil	Nil	Nil	310,582
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kenneth Thomas (3)	2023	7,500	N/A	110,185	Nil	Nil	Nil	Nil	117,685
	2022	Nil	N/A	84,106	Nil	Nil	Nil	Nil	84,106
	2021	Nil	N/A	209,197	Nil	Nil	Nil	Nil	209,197

Notes:

(1)	The “grant date fair value” has been determined by using the Black-Scholes model. The Company has calculated the “grant date fair value” amounts for option values using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. The grant date fair value of the Options included in the table above was estimated using the Black-Scholes valuation model with the following assumptions: (a) for the Options granted in 2023, a weighted average period to expiry of 3.4 years; expected volatility of 63%, risk free interest rate of 3.68% and a dividend yield of nil; (b) for the Options granted in 2022, a weighted average period to expiry of 3.1 years, expected volatility of 87%, risk free interest rate of 3.28% and a dividend yield of nil; and (c) for the Options granted in 2021, a weighted average period to expiry of 2.9 years; expected volatility of 114%, risk free interest rate of 0.95% and a dividend yield of nil. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(2)	Angela María Orozco Gómez was appointed as a director of the Company on November 8, 2023.
(3)	Kenneth Thomas resigned as a director of the Company effective April 10, 2024.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director of the Company outstanding as of December 31, 2023. The outstanding option awards for Ari Sussman are included under the section "Executive Compensation" as Mr. Sussman is a NEO of the Company.

Outstanding Share Awards and Option-Based Awards

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Paul Murphy	150,000	1.00	20-May-2024	484,500
	100,000	2.90	08-Dec-2026	133,000
	70,000	2.83	15-Dec-2027	98,000
	70,000	4.12	14-Dec-2028	7,700
Ashwath Mehra	200,000	2.90	07-Sept-2026	266,000
	100,000	2.90	09-Dec-2026	133,000
	65,000	2.83	15-Dec-2027	91,000
	65,000	4.12	14-Dec-2028	7,150
María Constanza García Botero	150,000	1.00	20-May-2024	484,500
	100,000	2.90	09-Dec-2026	133,000
	65,000	2.83	15-Dec-2027	91,000
	65,000	4.12	14-Dec-2028	7,150
Angela María Orozco Gómez (2)	200,000	4.41	08-Nov-2028	Nil
	10,000	4.12	14-Dec-2028	1,100
Kenneth Thomas (3)	150,000	1.00	20-May-2024	484,500
	100,000	2.90	09-Dec-2026	133,000
	70,000	2.83	15-Dec-2027	98,000
	75,000	4.12	14-Dec-2028	8,250

Notes:

(1)	Calculated based on the difference between the market price of the Common Shares on Friday December 29, 2023 and the exercise price of the Options. The closing price of the Common Shares listed on the TSX on Friday December 29, 2023 was $4.23.
(2)	Angela María Orozco Gómez was appointed as a director of the Company on November 8, 2023.
(3)	Kenneth Thomas resigned as a director of the Company effective April 10, 2024 and entered into a consulting contract effective until December 31, 2024. Mr. Thomas will have until March 31, 2025 to exercise all vested options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards that vested during the year ended December 31, 2023.

Name	Option-Based Awards-Value vested during the year (US$) (1)	Share-Based Awards-Value vested during the year (US$)	Non-Equity Incentive Plan Compensation-Value earned during the year (US$)
Paul Murphy	246,647	N/A	N/A
Ashwath Mehra	283,711	N/A	N/A
María Constanza García Botero	242,591	N/A	N/A
Angela María Orozco Gómez (2)	Nil	N/A	N/A
Kenneth Thomas (3)	246,647	N/A	N/A

Notes:

(1)	The value of the options vested during the year for each director is based on the closing market price of the Common Shares on the TSX on the vesting date less the option exercise price.
(2)	Angela María Orozco Gómez was appointed as a director of the Company on November 8, 2023.
(3)	Kenneth Thomas resigned as a director of the Company effective April 10, 2024.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

On June 29, 2023, the shareholders of the Company approved the Stock Option Plan, in accordance with the policies of the TSX Venture Exchange (“TSXV”). The Stock Option Plan, which conformed with the policies of the TSXV, was amended to conform with the policies of the TSX were approved by the Board on August 25, 2023 and June 1, 2023 (which were amendments of a house-keeping nature). The purpose of the Stock Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees, management company employees and consultants of the Company, and of its subsidiaries and affiliates, if any (each, a “Participant”), to acquire Common Shares, thereby increasing their respective proprietary interests in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company in the conduct of its affairs.

The following is a summary of the Stock Option Plan, which is subject to the specific provisions of the Stock Option Plan.

The Stock Option Plan is a “rolling” plan which provides for the grant of stock options to directors, officers and other service providers of the Company in accordance with the terms thereof. A maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options granted pursuant to the stock Option Plan.

The purpose of the Stock Option Plan established by the Company, pursuant to which it may grant incentive stock options, is to promote the profitability and growth of the Company by facilitating the efforts of the Company to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Common Shares.

The Stock Option Plan is administered by the Board. The Stock Option Plan provides for the grant of options to purchase Common Shares to eligible Participants. The number of Common Shares reserved for issuance pursuant to options granted to any one Participant, other than a consultant, shall not, within any 12-month period, exceed 5% of the total number of Common Shares then issued and outstanding unless disinterested shareholder approval is obtained. The number of Common Shares issuable to any insider and such insiders’ associates pursuant to options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company shall not, at any time, exceed 10% of the total number of Common Shares then issued and outstanding, unless disinterested shareholder approval is obtained. The number of Common Shares issued to insiders and such insiders’ associates pursuant to the Stock Option Plan and all other security-based compensation arrangements shall not, within any 12-month period, exceed 10% of the total number of Common Shares then issued and outstanding, unless disinterested shareholder approval is obtained. The number of Common Shares issued to any one consultant shall not, within any 12-month period, exceed 2% of the total number of Common Shares then issued and outstanding. The number of Common Shares issued to all persons engaged to conduct investor relations activities shall not, within any 12-month period, exceed 2% of the total number of Common Shares then issued and outstanding.

The exercise price of an option is set by the Board at the time of grant but may not be less than the “market price” (as defined in the TSX Company Manual of the TSX). The maximum term of an option issued pursuant to the Plan is 10 years, and, subject to a specific determination by the Board, any granted options shall vest on the date of the grant save and except that options granted to consultants or persons employed in Investor Relations Activities (as such term is defined in the TSX Company Manual) shall vest in stages over 12 months with no more than one-quarter (¼) of such options vesting in any three month period.

The expiration of any option will be accelerated if the Participant’s employment or other relationship with the Company terminates. An optionee that ceases to be a Participant (for reasons other than termination for cause) shall have a reasonable period of time from the date of termination to exercise all existing vested options; provided that in no event shall such right extend beyond the later of the option period and 12 months. In the event of the death of a Participant, the options granted to the Participant shall be exercisable for a period of 12 months from the date of death of the Participant by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; provided that in no event shall such right extend beyond the option period. If the date on which an option expires occurs within or immediately following the last day of a trading black-out period imposed pursuant to the Company’s insider trading policy (as may be amended from time to time), then the expiry date of such option shall be the date that is 10 business days following the date of expiry of the trading black-out period. Any exercise, cancellation or expiry of options will make new grants available under the Stock Option Plan effectively resulting in re-loading of the number of options available to grant under the Stock Option Plan.

The Stock Option Plan further provides for the termination of options in connection with certain fundamental changes such as the dissolution, liquidation or merger of the Company, or in the event of a change of control of the Company and provides for accelerated vesting in such circumstances, at the discretion of the Board. Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may suspend, amend or terminate the Stock Option Plan.

The following types of amendments to the Stock Option Plan or an option granted under the Stock Option Plan require shareholder approval: (a) any amendment to increase the number of securities issuable under the Stock Option Plan, including, if applicable, an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (b) any reduction to the option price of any Option issued under the Stock Option Plan or cancellation and reissue of Options or other entitlements; (c) any amendment that extends the term of Options beyond the original expiry; (d) any amendment to the provisions of the Stock Option Plan relating to the amending provisions of the Stock Option Plan; (e) any amendment to the Stock Option Plan that would permit Options to be assigned or transferred, other than for normal estate settlement purposes; (f) a discontinuance of the Stock Option Plan; and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible persons, especially insiders of the Company, at the expense of the Company and its existing shareholders.

The Board has the authority to make the following amendments to the Stock Option Plan, without requiring shareholder approval: (a) a change to the vesting provisions of an Option or the Stock Option Plan; (b) certain other amendments to relating to the exercise of Options; (c) a change to the termination provisions of an Option or the Stock Option Plan which does not entail an extension beyond the original expiry date; (d) a change to the definitions set out in the Stock Option Plan (other than the definition of “Eligible Person”); (e) any amendments of an administrative nature; (f) an amendments that add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of Options or a clawback provision; (g) any amendments required to comply with applicable laws or the requirements of the TSX or any regulatory body or stock exchange with jurisdiction over the Company; and (h) any change fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature.

As at May 21, 2023, the Company had 3,553,900 Common Shares reserved for issuance pursuant to options outstanding under the Stock Option Plan (representing approximately 5.2% of the Company’s issued and outstanding Common Shares). For purposes of calculating the number of Common Shares reserved for issuance and which may be purchased upon the exercise of options granted under the Stock Option Plan, all issued and outstanding options under the Stock Option Plan are treated as if such options are issued and outstanding under the Stock Option Plan. Accordingly, options to purchase an aggregate 6,819,437 Common Shares (being 10% of the current number of issued and outstanding Common Shares) are available for issuance under the Stock Option Plan, less the 3,553,900 Common Shares currently reserved by the Company for conversion pursuant to options granted under the Stock Option Plan.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2023 with respect to compensation plans of the Company under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Stock Options (#)	Weighted-average Exercise Price of Outstanding Stock Options (1) ($)	Number of Securities remaining available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders	4,177,217(1)	$3.10	1,946,273
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	4,177,217	$3.10	1,946,273

Notes:

(1)	The Stock Option Plan is a “rolling” stock option plan whereby the maximum number of Common Shares that may be reserved for issuance pursuant to the Stock Option Plan (and all other share-based compensation arrangements of the Company) will not exceed 10% of the issued shares of the Company at the time of the stock option grant.

Burn Rate

The Company’s annual burn rate under the Stock Option Plan each of the three most recently completed financial years are as follows:

Year	Options Granted Pursuant to the Option Plan (A)	Weighted Average Number of Common Shares Outstanding (B)	Burn Rate (A) / (B)
2021	2,488,750	36,476,417	0.0682
2022	965,000	48,470,352	0.0199
2023	1,205,000	58,191,317	0.0207

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following provides information with respect to the Company’s compliance with the corporate governance requirements of the Canadian Securities Administrators set forth in NI 58-101 and Form 58-101F1 – Corporate Governance Disclosure.

Board of Directors

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. In-camera sessions, without management and non-independent directors present, are held after most meetings of the Board, or as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. The Board discharges its responsibilities directly and through the committees of the Board: (i) the Audit Committee, comprised of three independent Board members; and (ii) the CNCG Committee, comprised of three independent Board members. Each committee of the Board operates under a formal charter or mandate which is reviewed, and updated as necessary, on an annual or more frequent basis. In fulfilling its responsibilities, the Board delegates day-to-day authority to management of the Company, while reserving the ability to review management decisions and exercise final judgement on any matter. In accordance with applicable legal requirements and historical practice, all matters of a material nature are presented by management to the Board for approval.

The Board is currently comprised of five directors, 80% of whom are independent (within the meaning of Section 1.4 of NI 52-110 – Audit Committees) as of the date of this Management Information Circular. NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could be, in the view of the board of directors of a company, reasonably expected to interfere with the exercise of a member's independent judgment. Each of Paul Murphy, Ashwath Mehra, María Constanza García Botero and Angela María Orozco Gómez are considered to be independent within the meaning of NI 58-101. Ari Sussman, the Company’s Executive Chairman, is not independent, as he is an officer of the Company.

The Board appointed Ashwath Mehra as its lead independent director to assist with facilitating discussions amongst the independent directors of the Board. As the lead independent director, Mr. Mehra engages with the chair of the Board and the Chief Executive Officer of the Company and provides feedback to the independent directors. Mr. Mehra works with the chair of the Board and general counsel to establish board meeting schedules and agenda. Mr. Mehra also provides feedback on information sent to the Board, including the quality, quantity, appropriateness, and timeliness of such information.

Board Skills Matrix

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The following table outlines the current skills that each nominee possesses:

	Ari Sussman	Paul Murphy	Ashwath Mehra	María Constanza García Botero	Angela María Orozco Gómez
Financial	X	X	X	X
Risk	X	X	X	X	X
M&A	X	X	X
Technical Mining	X		X
Government				X	X
Corporate Governance	X	X	X	X	X
Human Resources	x	X	X	X	X
Sustainability	X	X	X	X	X
Management	X	X	X	X	X
Strategic Development / Implementation	X	X	X	X	X
Legal					X
Information / Operation Technology	X	X	X

Notes:

(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Risk: Knowledge and experience in the field of risk management as it relates to the mining industry.
(3)	Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.
(4)	Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction, development, planning, scheduling, monitoring of construction, contract, administration, forecasting; and (iv) understanding of marketing of metals.
(5)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).
(6)	Corporate Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)	Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health and safety; and (iii) understanding of and experience in community relations and stakeholder involvement.
(9)	Management: Ability to plan, operate and control various activities of a business.
(10)	Strategy Development/Implementation: Ability to apply/generate strategic thinking of relevance to the Company.
(11)	Legal: Experience as a current or former lawyer, solicitor or barrister.
(12)	Information Technology/Operational Technology: Understanding of (i) current and future technology trends in the mining industry (e.g., asset cybersecurity, artificial intelligence, etc.); and ii) digital innovation and initiatives (e.g., automation, robotics and operational hardware).

The Board of Directors has determined that the current constitution of the Board of Directors is appropriate for the Company’s current stage of development. The Board of Directors has free access to the Company’s external auditors, legal counsel and to any of the Company’s officers. The mandate of the Board of Directors is attached as Schedule A to this Management Information Circular.

Other Public Company Directorships

The directors listed below are presently directors of other reporting issuers.

Director	Other Reporting Issuer(s)
Paul Murphy	Alamos Gold Inc. (TSX) and Generation Mining Limited (TSX)
Ashwath Mehra	Fancamp Exploration Ltd. (TSXV) and EDM Resources Inc. (TSXV)

Participation of Directors in Board Meetings

In the year ended December 31, 2023, five (5) board meetings, four (4) Audit Committee meetings, and four (4) CNCG Committee meetings were held. The table below outlines attendance by each director nominated for election as a director at the Meeting.

Director	Attendance / Number of Board Meetings	Attendance / Number of Audit Committee Meetings	Attendance / Number of CNCG Committee Meetings
Ari Sussman	5/5	n/a	n/a
Paul Murphy (1)	4/5	4/4	3/4
Ashwath Mehra (2)	4/5	3/4	n/a
María Constanza García Botero Botero (3)	5/5	3/4	4/4
Angela María Orozco Gómez (4)	1/5	n/a	n/a
Kenneth Thomas (5)	5/5	n/a	4/4

Notes:

(1)	Paul Murphy is the Chair of the Audit Committee and a member of the CNCG Committee.
(2)	Ashwath Mehra is a member of the Audit Committee. Mr. Mehra is a also the lead independent director of the Company.
(3)	María Constanza García Botero is a member of the Audit Committee and the CNCG Committee
(4)	Angela María Orozco Gómez was appointed to the Board on November 8, 2023, and is the Chair of the CNCG Committee.
(5)	Kenneth Thomas resigned from the Board effective April 10, 2024. In fiscal 2023 (and until his resignation as a director of the Company) Mr. Thomas was the Chair of the CNCG Committee.

Orientation and Continuing Education

The Board of Directors does not have a formal orientation or education program for its members. The Board’s continuing education is typically derived from correspondence with the Company’s legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically, members of the Board of Directors who have been nominated and elected as directors are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board of Directors and senior management of the Company consider good corporate governance to be central to the effective and efficient operation of the Company.

The Board is committed to a high standard of corporate governance practices and believes that this commitment is not only in the best interest of the shareholders, but that it also promotes successful decision making at the Board level. The Board has adopted the Code of Business Conduct to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the Company. The Code of Business Conduct is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, and advocating awareness of the guidelines and policies detailed in the Code of Conduct. Through its meetings with management and other informal discussions with management, the Board believes the Company's management team likewise promotes and encourages a culture of ethical business conduct throughout the Company's operations, and the management team is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

Nomination of Directors

The Board, the CNCG Committee and the individual directors hold the responsibility for the nomination and assessment of new directors. When presenting shareholders with a slate of nominees for election, the Board considers the following:

●	the competencies and skills necessary for the Board as a whole to possess;

●	the competencies and skills necessary for each individual director to possess;

●	competencies and skills which each new nominee to the Board is expected to bring; and

●	whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Company.

The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the Business Corporations Act (Ontario) (the “OBCA”) and the Company's articles and by-laws. Between annual shareholder meetings, the Board may appoint directors to serve until the next annual shareholder meeting, subject to compliance with the requirements of the OBCA. Individual directors are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current directors or management, shareholders or other persons. These candidates will be evaluated at a regular or special meeting of the Board, and may be considered at any point during the year.

Audit Committee

The Audit Committee is comprised of Paul Murphy (Chair), Ashwath Mehra and María Constanza García Botero. The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit Committee, please refer to the section entitled “Audit Committee Disclosure” in the Company’s annual information form for the year ended December 31, 2023 dated March 27, 2024, a copy of which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

Compensation, Nominating and Corporate Governance Committee

The CNCG Committee reviews the compensation of the directors and senior officers and assists the Board with respect to corporate governance and director nomination matters. The CNCG Committee reviews and makes recommendations to the Board regarding the granting of awards pursuant to any of the Company's compensation plans to directors and senior officers, compensation for senior officers, including the CEO and directors' fees, if any, from time to time. The CNCG Committee is currently comprised of three independent directors: Angela María Orozco Gómez (Chair), María Constanza García and Paul Murphy, all of whom are independent within the meaning of NI 58-101.

During the year ended December 31, 2023, the CNCG Committee held 4 meetings. Below is an outline of the responsibilities of the CNCG Committee.

With respect to compensation matters, the CNCG Committee’s responsibilities include:

●	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of these goals and objectives and, either as a committee or together with other independent directors, determining and approving the CEO's compensation level based on this evaluation;

●	recommending to the Board NEO compensation, incentive-based plans, equity-based plans and policies relating to the determination and payment of bonuses;

●	In determining the long-term incentive component of the compensation of executive officers (including consultants who perform the services of an officer), considering:

○	the Company’s performance and relative shareholder return;

○	the value of similar incentive awards to executive officers at comparable companies; and

○	the awards given to the executive officers of the Company in past years; and

●	monitoring the administration of the Company’s executive officer incentive and other compensation related plans, including making recommendations to the Board regarding the number of options to be granted and the time or times when such options shall vest, and shall report to the Board on a regular basis regarding whether incentives and bonuses awarded or paid to the CEO and each of the other executive officers (including consultants who perform the services of an officer) have been awarded or paid in accordance with the applicable plans.

With respect to corporate governance, the CNCG Committee’s responsibilities include:

●	reviewing compensation disclosure in public documents, and producing the Committee's annual report on executive compensation for inclusion in the Company's information (proxy) circular, in accordance with applicable rules and regulations;

●	reviewing and reporting to the Board, on a regular basis, on the appropriateness of the current and future organizational structure of the Company and plans for the succession of the CEO and NEOs; and

●	having the sole authority to retain and terminate any firm engaged to assist in the evaluation of director, CEO or senior executive compensation and to retain outside counsel and any other advisors as the Committee may deem appropriate. The Committee has the sole authority to approve related fees and retention terms of any such firm and other advisors.

With respect to director nomination responsibilities, the CNCG Committee’s responsibilities include:

●	recommending suitable candidates for election or appointment as directors, specifying the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors, which form the basis of each recommendation;

●	maintaining an overview of the entire membership of the Board ensuring that qualifications required under any applicable laws are maintained and advising the Chair on the disposition of a tender of resignation which a director is expected to offer:

o	when such director does not meet the eligibility rules under the conflict of interest guidelines; or

o	when the credentials underlying the appointment of such director change;

●	reviewing annually the credentials of nominees for re-election to be named for re-election considering:

o	an evaluation of the effectiveness of the Board and the performance of each director;

o	the continuing validity of the credentials underlying the appointment of each director; and

o	continuing compliance with the eligibility rules under the conflict of interest guidelines;

●	whenever considered appropriate, directing the Chair and/or Lead Director, if any, to advise each candidate prior to the appointment of the credentials underlying the recommendation of the candidate's appointment;

●	recommending to the Board at the annual meeting of the Directors, the allocation of Board members to each of the Board committees and, where a vacancy occurs at any time in the membership of any Board committee, recommend to the Board a member to fill such vacancy;

●	having sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve fees and other terms of the retention;

●	having sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve fees and other terms of the retention; and

●	annually assessing the performance of the Board, its committees and Board members and making recommendations to the Board.

With respect to corporate governance oversight, the CNCG Committee’s responsibilities include:

●	monitoring on a continuing basis and, whenever considered appropriate, making recommendations to the Board concerning the corporate governance of the Company, including:

o	reviewing at least annually the corporate governance practices and recommending appropriate policies, practices and procedures;

o	reviewing at least annually the adequacy and effectiveness of the Board's governance policies and making appropriate recommendations for their improvement;

o	reviewing the corporate governance sections of the Company's management information circular distributed to shareholders, including the statement of corporate governance practices;

o	assessing shareholder proposals as necessary for inclusion in the Company's management information circular, and making appropriate recommendations to the Board;

●	implementing, as well as periodically reviewing, assessing and updating, the corporate disclosure and insider trading policy of the Company, including:

o	the appointment and monitoring of any disclosure committee established thereunder; and

o	periodically evaluating the effectiveness of the Company's disclosure controls and procedures, including but not limited to, assessing the adequacy of the controls and procedures in place;

●	establishing guidelines and parameters within which the Company and its subsidiaries shall be entitled to engage in related party transactions without specific prior approval of the CNCG Committee;

●	implementing structures from time to time to ensure that the directors can function independently of management;

●	providing an appropriate orientation program for new directors and continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Company remains current, including arranging for the Board to receive regular and periodic updates on securities laws, regulations and corporate governance rules;

●	responding to requests by, and if appropriate, authorizing, individual directors to engage outside advisors at the expense of the Company;

●	implementing a process for assessing the effectiveness of the Board as a whole, the committees of the directors and individual directors based upon:

o	for directors and committee members, the mandate of the Board and charters of the appropriate committees, respectively; and

o	for individual directors, their respective position descriptions (if any) as well as the skills and competencies which directors are expected to bring to the Board;

●	overseeing and monitoring any litigation, claim, or regulatory investigation or proceeding involving the Company; and

●	developing an annual work plan that ensures that the CNCG Committee carries out its responsibilities.

Assessments

Pursuant to the Board Mandate, the Board is responsible for assessing its own effectiveness in fulfilling the Board Mandate and evaluating the relevant disclosed relationships of each independent director. Further, the Chairman of the Board and the CNCG Committee are tasked with ensuring: (i) that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually, and (ii) that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

Director Term Limits and Other Mechanisms of Board Renewal

The Company considers the experience and qualifications of its existing directors on annual basis, before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. At the current stage of the Company’s development and business operations, the Company believes it is not in the best interest of Company to implement term restrictions.

Gender Diversity in Executive Officer and Board Positions

The Company has not adopted a formal policy which specifies targets regarding the representation of women in executive officer positions and on the Board. The CNCG Committee has not considered specific levels of representation of women on the Board in previous nominations (including a targeted number or percentage). While the Company believes that diversity, including gender diversity, is an important consideration in determining the makeup of its executive team and its Board, it is only one of a number of factors (which include merit, talent, experience, expertise, leadership capabilities, innovative thinking and strategic agility) that are considered in selecting the best candidates for executive officer and Board positions. As of May 21, 2024, the Company has no women on its executive team and two women are represented on the Board (40%).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director or officer of the Company or of any proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended December 31, 2023.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or officer of the Company or any proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Company, nominees for director, who beneficially owns more than 10% of the outstanding shares of the Company, or any known associate or affiliate of such persons in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has materially affected or would materially affect the Company other than as disclosed elsewhere herein.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. Further financial information is provided in the audited consolidated financial statements of the Company for the financial year ended December 31, 2023 and the related management’s discussion and analysis of results which have been filed on SEDAR+. Shareholders may also contact Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, at p.begin@collectivemining.com to request a copy of these documents.

The Company will provide any shareholder of the Company, without charge, upon request to the Corporate Secretary of the Company: (i) one copy of the comparative audited consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditor thereon; (ii) one copy of the management’s discussion and analysis for the financial year ended December 31, 2023; and (iii) one copy of this Management Information Circular.

APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 21st day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Ari Sussman”
Ari Sussman
Executive Chairman

SCHEDULE A

BOARD MANDATE

The Board of Directors (the “Board”) assumes responsibility for the stewardship of Collective Mining Ltd. (the “Company”) and for the supervision of the management of the business and affairs of the Company. The Board will conduct the procedures, and manages the responsibilities and obligations set out below, either directly or through committees of the Board, presently consisting of the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

1.0	COMPOSITION

(a)	A majority of the directors shall be “independent” directors within the meaning of applicable securities laws, instruments, rules and policies, stock exchange and regulatory requirements (collectively “applicable law”).

(b)	The directors of the Company will be elected at the annual general meeting of the shareholders of the Company and shall serve no longer than the close of the next annual general meeting of shareholders, subject to re-election at that meeting.

(c)	Nominees for membership on the Board will be recommended to the Board by the Corporate Governance, Nominating and Compensation Committee. The Board will then recommend the nominees to the shareholders for election at the annual general meeting. In selecting nominees as new directors, the Corporate Governance, Nominating and Compensation Committee will assess the ability to contribute to the effective oversight of management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that is appropriate and beneficial to the Company.

(d)	A quorum of directors may fill vacancies in existing or new director positions to the extent permitted by applicable law and the by-laws of the Company. Directors so appointed by the Board will serve only until the next annual general meeting unless re-elected by the shareholders at that time.

2.0	MEETINGS

(a)	The Board will have at least four regularly scheduled meetings in each financial year of the Company. Prior to the end of each year, the Secretary will propose a schedule of Board meetings for the following calendar year for consideration by the Board. Additional meetings may be held from time to time as necessary or appropriate.

(b)	Each of the Chairman and the Chief Executive Officer (the “CEO”) are responsible for establishing the agenda for each meeting of the Board. Prior to each Board meeting, the Chairman and the CEO will discuss agenda items for the meeting. Materials for each meeting should be distributed to the Board in advance of the meeting.

(c)	The independent directors (in this context meaning directors who are not also senior officers and, if non-independent within the meaning of applicable laws, the Chairman) will hold an in-camera session without the non-independent directors or management present at each meeting of the Board unless such a session is considered not necessary by the independent directors present. The Chairman, if independent (and if not independent, the Lead Director, if any), will chair the in-camera sessions. If the Chairman is not independent and a Lead Director has not been appointed, the independent directors shall appoint a chairman to chair the in-camera sessions.

3.0	CHAIRMAN

(a)	The Chairman’s primary role is to take overall responsibility for the effective functioning of the Board, acting as a liaison between management and the Board, and attending to or assisting with all such matters that may be reasonably requested by the Board or management of the Company.

(b)	Without limiting the foregoing, and in addition to the Chairman’s responsibilities as a director of the Company, the Chairman is responsible for the following:

i.	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;

ii.	preside as chair at all meetings of the Board and shareholders;

iii.	set the agenda of the Board and shareholders’ meetings;

iv.	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;

v.	chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;

vi.	if independent, chair in camera sessions at the end of Board meetings;

vii.	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board;

viii.	together with the Chief Executive Officer, approach potential candidates for Board membership, once candidates have been identified and selected by the Corporate Governance, Nominating and Compensation Committee, to explore their interest in joining the Board;

ix.	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;

x.	consistently encourage effective communication between the Board and the Chief Executive Officer, and confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;

xi.	confirm proper and timely document filings and fulfillment of disclosure requirements under applicable legislation, including working with the Company’s external counsel and other outside advisors when necessary;

xii.	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;

xiii.	work with the Chief Executive Officer, the Chair of the Corporate Governance, Nominating and Compensation Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Company;

xiv.	together with the Corporate Governance, Nominating and Compensation Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) and the contribution of individual directors to the effectiveness of the Board is assessed at least annually;

xv.	at the request of the CEO, represent the Company to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations; and

xvi.	perform any such other duties as the Board may delegate from time to time.

4.0	LEAD DIRECTOR

(a)	The Board may appoint a Lead Director in circumstances in which the Chairman of the Board is not considered independent under applicable laws, in order to provide independent leadership to the Board and for the other purposes set forth below.

(b)	The Corporate Governance, Nominating and Compensation Committee may recommend a candidate for the position of Lead Director from among the independent members of the Board. The Board will be responsible for approving and appointing the Lead Director if and when appropriate.

(c)	The Lead Director will, if appointed, hold office at the pleasure of the Board, until a successor has been duly elected or appointed or until the Lead Director resigns or is otherwise removed from the office by the Board.

(d)	The Lead Director will, if appointed, provide independent leadership to the Board and will facilitate the functioning of the Board independently of the Company's management. Together with the Chair of the Corporate Governance, Nominating and Compensation Committee, the Lead Director will be responsible for overseeing the corporate governance practices of the Company.

(e)	If appointed, the Lead Director will:

i.	coordinate the activities of the independent directors;

ii.	preside at all meetings and in camera sessions of independent directors, and communicate the results of such meetings to the Chairman and CEO, as appropriate;

iii.	call meetings of the independent directors, as appropriate;

iv.	ensure that the Board works as a cohesive team with open communication and that Board meetings are conducted in a manner that promotes meaningful discussion;

v.	serve as liaison between the Chairman, CEO and the independent directors;

vi.	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;

vii.	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from time to time;

viii.	correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors matters;

ix.	provide support to the Chairman, CEO, the Chair of the Corporate Governance, Nominating and Compensation Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Company;

x.	promote best practices and high standards of corporate governance;

xi.	review the expense reports of the Chairman; and

xii.	perform any such other duties and responsibilities as the Board may delegate from time to time.

5.0	BOARD COMMITTEES

(a)	The Board may establish such committees as it deems appropriate and delegate to them such authority permitted by applicable law and the Company’s by-laws as the Board sees fit.

(b)	The committees will operate in accordance with applicable law, their respective mandates as adopted and amended from time to time by the Board, and the applicable rules of securities regulatory authorities and stock exchanges.

(c)	The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, and the Corporate Governance, Nominating and Compensation Committee. Special committees will be established from time to time to assist the Board in connection with specific matters. The chair of each committee will report to the Board following meetings of the particular committee. The mandates and terms of reference of each standing committee will be reviewed annually by the Board.

(d)	The majority of the members of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee shall be directors whom the Board has determined are “independent”, taking into account applicable rules and regulations of securities regulatory authorities and stock exchanges.

6.0	RESPONSIBILITIES

(a)	The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

(b)	The Board will conduct the procedures and manage the following responsibilities and obligations either directly or through committees of the Board.

Oversight of Management and the Board

(c)	The Board is responsible for the appointment and replacement, of senior officers of the Company. The Board will ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers of the Company and members of the Board, is in place.

(d)	The Board is responsible for satisfying itself as to the integrity of the CEO and the other senior officers of the Company and that the CEO and the other senior officers create a culture of integrity throughout the Company. The Board is responsible for developing and approving goals and objectives which the CEO is responsible for meeting.

(e)	The Board will annually consider what additional background, experience, skills and competencies would be helpful to and ensure the diversity of the Board, with the Corporate Governance, Nominating and Compensation Committee (with the assistance of individual directors from time to time) being responsible for identifying specific candidates for consideration for appointment to the Board.

(f)	The Board will consider, from time to time, the appropriate size of the Board to facilitate effective decision-making. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements of the Business Corporations Act (Ontario) (the “OBCA”), or such other statute applicable to the Company from time to time, and the Company’s by-laws or at the annual meeting in compliance with the requirements of the OBCA and the Company’s by-laws. The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the OBCA and the Company’s by-laws. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to compliance with the requirements of the OBCA.

Financial Matters

(g)	The Board is responsible for monitoring the financial performance and other financial reporting matters. In particular, the Board shall approve the interim and audited consolidated financial statements and the notes thereto and the Company’s management discussion and analysis with respect to such financial statements. Such approval process shall include the following:

i.	overseeing, primarily through the Audit Committee, the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

ii.	overseeing, primarily through the Audit Committee, that the financial results are reported fairly and in accordance with international financial reporting standards; and

iii.	ensuring, primarily through the Audit Committee, the integrity of the internal control and management information systems of the Company.

(h)	The review and approval of the interim consolidated financial statements and the notes thereto and the Company’s management discussion and analysis with respect to such financial statements may be conducted by the Audit Committee.

(i)	The Board will review the annual information form, management information circular and annual report of the Company.

(j)	The Board, primarily through the Audit Committee, monitors and ensures the integrity of the internal controls and procedures (including adequate management information systems) within the Company and its financial reporting procedures.

Business Strategy

(k)	The Board has primary responsibility for the development and adoption of the strategic direction of the Company. The Board reviews with management from time to time the financing environment (including, without limitation, previous metal prices, the relative demand for the Company’s shares, and the Company’s needs for and opportunities to raise capital), the emergence of new opportunities, trends and risks and the implications of these developments for the strategic direction of the Company. The Board reviews and approves the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

(l)	The Board monitors corporate performance, including assessing operating results to evaluate whether the business is being properly managed. The Board is responsible for considering appropriate measures if the performance of the Company falls short of its goals or if other special circumstances warrant.

(m)	The Board has oversight responsibility for reviewing systems for managing the principal risks of the Company’s business and ensures that there are appropriate systems put in place to manage these risks, including insurance coverage, conduct of material litigation and the effectiveness of internal controls.

(n)	The Board reviews and approves the budget on an annual basis, including the spending limits and authorizations, as recommended by the Audit Committee, and reviews updates to the budget, including summaries of any variances from the budget on a quarterly basis.

(o)	The Board is responsible for establishing and reviewing from time to time a dividend policy for the Company.

(p)	The Board will monitor, primarily through the Health, Safety and Environment Committee, matters relating to health, safety and the environment and compliance with applicable law and regulations in such areas.

(q)	The Board reviews and approves material transactions not in the ordinary course of business.

Communications and Reporting to Shareholders

(r)	The Board is responsible for overseeing the continuous disclosure program of the Company with a view to satisfying itself that procedures are in place to ensure that material information is disclosed accurately and in a timely fashion.

(s)	The Board approves a disclosure policy that includes a framework for compliance with continuous disclosure obligations and communications to the investing public and review such policy on an annual basis.

Corporate Governance

(t)	The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

(u)	The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of members of the senior management team to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Company. Such review may be conducted by the Corporate Governance, Nominating and Compensation Committee.

(v)	The Board is responsible for assessing its own effectiveness in fulfilling its mandate and evaluating the relevant disclosed relationships of each independent director, as well as establishing an annual process whereby Board members are required to assess their own effectiveness as directors and the effectiveness of committees of the Board.

(w)	The Board is responsible for developing, primarily through the Corporate Governance, Nominating and Compensation Committee, the Company’s approach to corporate governance principles and guidelines that are specifically applicable to the Company.

(x)	The Board is responsible for ensuring appropriate standards of corporate conduct including, adopting a corporate code of ethics for all employees, senior management, officers and directors and, primarily through the Audit Committee, monitoring compliance with such code, if appropriate.

(y)	The Board, together with the Corporate Governance, Nominating and Compensation Committee, is responsible for providing an orientation and education program for new directors which deals with:

i.	the role of the Board and its committees;

ii.	the nature and operation of the business of the Company; and

iii.	the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments. In addition, the Board, together with the Corporate Governance, Nominating and Compensation Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their skills and competencies and ensure that their knowledge of the business of the Company remains current, at the request of any individual director.

General

(z)	The Board is responsible for:

i.	approving and monitoring compliance with all significant policies and procedures within which the Company operates;

ii.	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

iii.	implementing the appropriate structures and procedures to ensure that the board functions independently of management;

iv.	enforcing obligations of the directors respecting confidential treatment of the Company’s proprietary information and Board deliberations;

v.	performing such other functions as prescribed by applicable law or assigned to the Board in the Company's governing documents.

7.0	OUTSIDE ADVISORS

The Board may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Compensation, Nominating and Corporate Governance Committee, retain an outside financial, legal or other advisor at the expense of the Company.

8.0	FEEDBACK

The Board welcomes input and comments from shareholders of the Company relating to this mandate. Such input and comments may be sent to the Board at the address of the Company.

9.0	ACCOUNTABILITIES OF INDIVIDUAL DIRECTORS

The accountabilities set out below are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities. Principal accountabilities include:

(a)	assuming a stewardship role, overseeing the management of the business and affairs of the Company;

(b)	maintaining a clear understanding of the Company, including its strategic and financial plans and objectives, emerging trends and issues, significant strategic initiatives and capital allocations and expenditures, risks and management of those risks, internal systems, processes and controls, compliance with applicable laws and regulations, governance, audit and accounting principles and practices;

(c)	absent a compelling reason, attending every meeting of the Board and of all Board committees on which they serve, and actively participating in deliberations and decisions. When attendance is not possible, a director should become familiar with the matters to be covered at the meeting. Although the Board recognizes that, on occasion, circumstances may prevent a director from attending meetings, directors are expected to ensure that other commitments do not materially interfere with the performance of their duties. Subject to extenuating circumstances (such as illness, for example), directors are expected to attend a minimum of 75% of regularly scheduled Board and committee meetings. Directors should also make reasonable efforts to attend the annual meeting of shareholders of the Company;

(d)	to prepare for meetings, reviewing the materials that are distributed in advance of those meetings, and requesting, where appropriate, information that will allow the director to properly participate in the Board's deliberations, make informed business judgments, and exercise oversight;

(e)	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Company and disclosing details of such interests, should they arise; and

(f)	acting in an appropriate ethical manner and with integrity in all professional dealings.

10.0	MANDATE REVIEW

The Board will annually review and reassess the adequacy of this Mandate.

11.0	ADOPTION

This Mandate for the Board was adopted by the Board effective June, 2021.

SCHEDULE B

CHANGE OF AUDITOR REPORTING PACKAGE

See attached.

B-1